Exhibit 23.6

                    [Letterhead of Jupiter Communications]

To:       Marina Shevyrtalova, Bear Stearns
          212-272-3694 (f) 272-3092

From:     Marla Kammer, Jupiter Communications
          780-6060 ext. 121

RE:       Permission

Date:     April 8, 1999

Pages:    4

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Hi,

Regarding your letter of consent and verification of data, please make the following changes:

Jupiter Communications estimates that spending on Internet advertising in the United States will grow from $1.9 billion in 1998 to $7.7 billion in 2002.*

* Does not include direct marketing

Jupiter Communications estimates that the amount of goods or services purchased in online consumer transactions will grow from approximately $7.1 billion in 1998 to approximately $41.1 billion in 2002.

With these changes, you have Jupiter's permission to use the data in the S-1 statement.

Thank you,

Marla Kammer
Director of Production
Jupiter Communications